Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for October 2023 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for October 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In October 2023, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 194.89% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes increased by 161.11%, 312.50% and 563.53%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 257.30%, of which, passenger traffic for domestic routes, regional routes and international routes increased by 217.66%, 601.87% and 702.16%, respectively, as compared with the same period last year. The passenger load factor was 81.15%, representing an increase of 14.17 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 14.59, 28.99 and 13.51 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in October 2023, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 58.86% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 24.20% as compared with the same period last year. The cargo and mail load factor was 49.67%, representing a decrease of 13.86 percentage points as compared with the same period last year.

In October 2023, the Group has newly launched the following major routes: Beijing Daxing – Doha – Beijing Daxing, Chongqing – Wuhan – Shenyang – Wuhan – Chongqing (each being seven flights a week), Tianjin – Chengdu Tianfu – Tianjin (being three flights a week), Chongqing – Wuhan – Changchun – Wuhan – Chongqing (being four flights a week).

In October 2023, the Group introduced three aircrafts (including one A320NEO aircraft and two ARJ21 aircrafts), and disposed of two aircrafts (including one A320 aircraft and one B737-800 aircraft). As of the end of October 2023, the Group operated a fleet of 904 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 350 Series	6	13	0	19
Airbus 330 Series	10	21	7	38
Airbus 320 Series	146	75	134	355
Boeing 787 Series	6	23	10	39
Boeing 777 Series	11	21	0	32
Boeing 737 Series	135	62	190	387
EMB190 Series	6	0	0	6
ARJ21	6	22	0	28

Total	326	237	341	904

KEY OPERATING DATA OF OCTOBER 2023
Traffic	October 2023			Cumulative 2023
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	18,963.65	8.29	217.66	174,170.06	102.87
Regional	171.48	7.63	601.87	1,453.36	1,112.38
International	4,115.41	-0.67	702.16	28,272.19	657.42
Total	23,250.54	6.58	257.30	203,895.62	127.29
RTK (in million)
Domestic	1,809.33	6.71	196.40	16,383.77	93.59
Regional	18.06	6.00	447.52	146.09	817.42
International	1,002.60	5.48	69.93	7,848.04	39.19
Total	2,829.99	6.27	135.10	24,377.90	72.68
RTK - Cargo and Mail (in million)
Domestic	133.64	-5.58	69.71	1,144.26	26.28
Regional	2.99	0.38	166.85	19.89	274.26
International	638.74	9.28	17.32	5,369.52	1.16
Total	775.36	6.36	24.20	6,533.68	5.05
Passengers carried (in thousand)
Domestic	12,036.35	10.11	198.34	110,228.56	101.19
Regional	145.56	8.57	616.24	1,245.03	1,028.53
International	1,023.24	-0.44	1,133.07	6,945.89	1,048.94
Total	13,205.15	9.19	219.14	118,419.48	113.35
Cargo and mail carried (in thousand tonnes)
Domestic	79.20	-3.77	56.79	677.84	23.91
Regional	2.63	1.56	161.25	17.71	250.74
International	71.15	9.74	19.73	576.05	-0.08

Total	152.97	2.17	37.89	1,271.60	12.67

Capacity	October 2023			Cumulative 2023
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	23,144.06	3.08	161.11	224,488.89	74.08
Regional	243.88	11.48	312.50	1,935.53	603.94
International	5,264.76	4.34	563.53	35,431.23	498.68
Total	28,652.69	3.38	194.89	261,855.65	93.75
ATK (in million)
Domestic	2,661.80	4.57	165.22	25,549.03	79.01
Regional	31.64	9.48	274.60	251.64	576.75
International	1,446.44	7.19	71.15	11,171.64	32.52
Total	4,139.89	5.51	122.91	36,972.30	62.59
ATK — Cargo and Mail (in million)
Domestic	578.84	10.29	181.16	5,345.03	100.51
Regional	9.70	5.20	210.09	77.44	522.66
International	972.61	8.64	25.70	7,982.83	1.08

Total	1,561.14	9.22	58.86	13,405.30	26.75

Load Factor	October 2023			Cumulative 2023
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	81.94	3.94	14.59	77.59	11.01
Regional	70.31	-2.52	28.99	75.09	31.49
International	78.17	-3.94	13.51	79.79	16.72
Total	81.15	2.44	14.17	77.87	11.49
Cargo and Mail Load Factor
Domestic	23.09	-3.88	-15.16	21.41	-12.58
Regional	30.83	-1.48	-5.00	25.69	-17.05
International	65.67	0.38	-4.69	67.26	0.05
Total	49.67	-1.33	-13.86	48.74	-10.07
Overall Load Factor (RTK/ATK)
Domestic	67.97	1.36	7.15	64.13	4.83
Regional	57.07	-1.87	18.02	58.05	15.23
International	69.32	-1.12	-0.50	70.25	3.37

Total	68.36	0.49	3.55	65.94	3.85

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;

3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

15 November 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.